

Mail Stop 4628

December 8, 2015

Via E-mail
John E. Vollmer III
Chief Financial Officer
Patterson-UTI Energy, Inc.
450 Gears Road, Suite 500
Houston, Texas 77067

>   Re: **Patterson-UTI Energy, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2015**
>   **Response Dated November 4, 2015**
>   **File No. 0-22664**

Dear Mr. Vollmer:

We have reviewed your November 4, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2015 letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies, page 23

Property and Equipment, page 23

1.   The disclosure provided in your Form 10-Q for the period ended September 30, 2015 in response to prior comment 1 includes a statement that, if the current lower commodity price environment lasts into 2017 and beyond, your actual cash flows would likely be less

than expected cash flows and could result in impairment charges in the future. As part of your disclosure regarding the analysis you performed to assess the recoverability of long-lived assets, please disclose the percentage by which expected cash flows, on an undiscounted basis, exceeded the carrying value of the long-lived assets within your contract drilling and pressure pumping segments as of September 30, 201, please disclose the percentage by which expected cash flows, on an undiscounted basis, exceeded the carrying value of the long-lived assets within your contract drilling and pressure pumping segments as of September 30, 2015. Refer to section V of SEC Release 33-8350.

2.   Your response to prior comment 2 states that you recognized an impairment charge during the period ended September 30, 2015 primarily related to rigs that were retired and rigs that remain marketable but were not operating. However, your response does not appear to address stacked non-APEX electric rigs for which an impairment charge was not deemed necessary. Tell us more about your assessment of the recoverability of stacked rigs and explain how factors such as decreased demand for your drilling rigs and the industry shift to higher specification drilling rigs affected your impairment analysis. Refer to FASB ASC 360-10-35.

Goodwill, page 24

3.   Your response to prior comment 3 states that, to determine the control premium used in calculating your enterprise value, you reviewed the implied premiums in acquisitions that you believed to be relevant and were in the oilfield service industry. Please provide us with additional detail explaining how you analyzed the premiums from the transactions identified in your response. As part of your response, address the qualitative factors used to identify market participant synergies and tell us about the calculations you performed to support the control premium used to determine your enterprise value.

4.   Your response to prior comment 4 states that management of the contract drilling segment, including the segment President, regularly reviews drilling segment operating results, with a focus on individual rig and customer contract performance. Please tell us about the discrete financial information available for each rig and describe the process through which the operating results for each rig are reviewed. Refer to FASB ASC 350-20-35-34.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

5.   Your response to prior comment 7 states that the expected cash flows used to test your pressure pumping segment for impairment as of September 30, 2015 were based on your historical experience of utilization and rates in prior downturns. Tell us about the prior downturns considered in your impairment assessment and explain how they compare to

current market conditions. Also, explain your basis for the assumption that a recovery in activity levels will occur in the first quarter of 2017 in response to improved oil prices.

6. We note the disclosure on page 14 your filing which states that, in light of your revised expectations of the duration of the lower commodity price environment and the related deterioration of the markets for contract drilling and pressure pumping services, you performed a goodwill impairment test as of September 30, 2015. Based on the results of the first step of the goodwill impairment test as of September 30, 2015, you concluded that no impairment was indicated in your contract drilling reporting unit. Please revise to state the percentage by which the fair value of this reporting exceeded the carrying value as of September 30, 2015.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources